UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: June 27, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Composite scheme of amalgamation (“Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, wholly-owned subsidiaries of Housing Development Finance Corporation Limited (“HDFC Limited”) with and into HDFC Limited; and (ii) HDFC Limited with and into HDFC Bank Limited (“HDFC Bank”) (“Proposed Amalgamation”)

June 27, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs,

Sub:

Composite scheme of amalgamation (“Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, wholly-owned subsidiaries of Housing Development Finance Corporation Limited (“HDFC Limited”) with and into HDFC Limited; and (ii) HDFC Limited with and into HDFC Bank Limited (“HDFC Bank”) (together, “Proposed Amalgamation”)

-Clarification

This is in connection with our letter dated April 04, 2022 informing about the decision taken by the board of directors of the HDFC Bank approving the Scheme under Sections 230 to 232 of the Companies Act, 2013, and rules and regulations thereunder, subject to receipt of various statutory and regulatory approvals.

We had informed you about receipt of no-objection/ approval letters from various regulators including from stock exchanges, Reserve Bank of India, Securities and Exchange Board of India, Competition Commission of India and Hon’ble National Company Law Tribunal, Mumbai bench (“NCLT”). NCLT vide its order dated March 17, 2023, has sanctioned the Scheme.

We refer to some news reports of today referring to press interaction of the Chairman of HDFC Limited wherein inter alia the tentative effective date of the Scheme as July 01, 2023, and the tentative ‘Record Date’ for determining the shareholders of HDFC Limited who would be allotted equity shares of HDFC Bank as per the Share Exchange Ratio, as July 13, 2023, were given.

In this regard, we wish to clarify that both, HDFC Limited and HDFC Bank are working towards completing certain necessary formalities and compliances for completion of the Proposed Amalgamation, as per the aforesaid tentative dates.

However, please note that the above dates are tentative and are subject to completion of certain formalities/compliances including those which are beyond the control of HDFC Limited or HDFC Bank. Once the board of directors of HDFC Limited and HDFC Bank respectively decide on the Effective Date of the Scheme as well as the Record Date conclusively, the same would be intimated to stock exchanges in accordance with applicable regulations.

Please take note of the above and arrange to bring this to the notice of all concerned.

Thank you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary